

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Via E-mail
Hugh C. O'Donnell
Vice President, General Counsel and Secretary
Milacron Holdings Corp.
3010 Disney Street
Cincinnati, OH 45209

  Re: Milacron Holdings Corp
    Registration Statement on Form S-1
    Filed April 3, 2015
    File No. 333-203231

Dear Mr. O'Donnell:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. We note that a substantial portion of your summary is an almost verbatim recital of disclosure currently included on pages 82-83, 85-88 and 100-101. We also note that while you have included separate, detailed paragraphs describing your business, industry, strengths and strategy, you have only disclosed in the summary "some" of the principal risks you face. Please revise substantially to eliminate unnecessary repetition and to balance disclosure regarding positive aspects of your business and industry with equally prominent disclosure regarding the risks you face.

Use of Proceeds, page 41

2.   Please disclose the amount of debt you intend to repay with the proceeds of this offering. Please also disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 46

3.   Please disclose how the numbers and percentages in the table at the bottom of this page would change assuming the exercise of all outstanding options.

Selected Historical Financial Data of Milacron, page 49

4.   Please refer to footnotes (b), (f), and (h) on pages 51 and 53, and footnotes (f) and (h) on page 17. These footnotes describe the nature of the reconciling items for only some of the reconciliation periods presented. Please revise to briefly describe the nature of each material reconciling item in each period, or tell us why further description is not required. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Supplemental Financial Data of Mold-Masters, page 54

5.   You disclose that the financial statements of Mold-Masters were prepared in accordance with IFRS as adopted by the European Union and the differences between U.S. GAAP and IFRS are not believed to be significant. Please either reconcile the information to U.S. GAAP or state, if true, that there is no material difference between your presentation and U.S. GAAP consistent with our letter to you dated March 6, 2015.

6.   You present translations of the Canadian dollar financial information into U.S. dollars for 2012 and the period from January 1, 2013 to March 27, 2013. In calculating the translations, you used historical average rates for the periods presented. Please revise so that the translations are made at the exchange rate on the latest balance sheet date presented or the most recent date practicable, if materially different.

Description of the Senior Secured Term Loan Facility due 2020, page 71

7.   Please disclose how the "excess cash flow" repayment amount is determined.

Contractual Obligations, page 73

8.   If there have been or will be material changes to the amounts disclosed in this table, such as through the repayment of debt with the proceeds of this offering, please revise to explain how those amounts have or will change.

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 75

9.   We note your disclosures that for the Mold-Masters reporting unit that you "do not believe there is a reasonable likelihood that goodwill could be impaired." Additionally, for the remainder of your reporting units we note that you "do not believe those reporting units are susceptible to impairment." Please revise to disclose whether it is more likely than not that the fair value of your reporting units are less than the carrying amount. Refer to FASB ASC 350-20-35-3A.

Stock-Based Compensation, page 77

10.   Please tell us how you determined the fair value of $1,000 for your common stock for purposes of determining stock-based compensation for stock option grants in 2014. Tell us the total valuation of your company, how you allocated that value, and the significant assumptions and judgments used in the valuation. Given that you acquired all of the businesses of the company between 2012 and 2014, discuss the reasons for any significant changes between the aggregate purchase price paid for those businesses and the company's total valuation in the fourth quarter of 2014.

Business, page 81

11.   We note the disclosures on page 18 regarding how the price of resin impacts your business and possible proposals regarding use of recycled materials. Please revise to clarify how recycling of plastic affects your business. For example, clarify whether your processing technologies are or can be used to process recycled plastic or whether such technologies rely exclusively on resin.

Leverage our installed base . . ., page 86

12.   Your disclosure on page 3 regarding "#1 supplier to installed base" suggests that other companies may also supply to your installed base. If so, please revise to state so directly.

Our Businesses, page 88

13.   Please disclose the information required by Regulation S-K Item 101(c)(1)(i) with respect to the products listed in this section.

Controlled Company Exception, page 106

14.   You disclose here that you intend to utilize the controlled company exemptions cited in this section; however, you also disclose on pages 107 and 108 that you intend to comply

with the independence requirements for all members of the compensation and nominating and governance committees. Please reconcile.

Executive Compensation, page 110

15.   We note the disclosure that you endeavor to set base salary and annual performance-based bonus at the market median. Please disclose where salaries and bonus actually fell in relation to the median, and the relevant market you used in assessing these elements of compensation. If the amount of salary and bonus you pay differ materially from the market median, please revise to explain the reason for such difference.

Long-Term Equity Based Incentive Awards, page 113

16.   Please revise to clarify what constitutes a "change in control" for purposes of the performance-based stock options awarded. Please also revise to clarify how the performance condition in (2) operates.

Director Compensation, page 124

17.   Please disclose for each director the aggregate number of stock and option awards outstanding at fiscal-year end. See Instruction to Item 402(k)(2)(iii) and (iv).

Principal Stockholders, page 128

18.   You state on page 110 that Mr. Francy left the company on December 31, 2014. If so, please clarify why he is listed in this table under the heading "Named executive officers and directors."

19.   Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by AIMCo.

Senior Unsecured Notes, page 136

20.   Considering your disclosure in the last two paragraphs on page II-2, please revise to clarify how the guarantee you mention will "streamline reporting obligations."

No Stockholder Action by Written Consent, page 139

21.   If the effect of this provision is to allow only CCMP the ability to act by written consent, please revise to state so directly.

Exclusive Forum, page 139

22.   Please clarify the reference to "certain stockholder litigation matters."

Sale of Restricted Securities, page 141

23.   With a view toward clarified disclosure, please tell us the reason for the parenthetical in the last sentence. It is unclear from your disclosure why the number of "restricted securities" may change if the underwriters exercise their option to purchase additional shares.

Lock-Up Arrangements and Registration Rights, page 141

24.   Please revise here and on page 142 to clarify the number of shares covered by the lock-up agreements. Please also file that agreement as an exhibit.

25.   Please revise to clarify the nature and extent of the registration rights to which you refer, including the number of shares held by those who may exercise such rights.

Other Relationships, page 149

26.   Please revise to describe the senior note transactions mentioned on page II-2 and whether those notes continue to be held by the entities to which you refer.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

27.   Please ask your auditors to revise their report to comply with Rule 2-02(a)(3) of Regulation S-X by indicating the city and state of issue.

Note 2. Business Combinations

Mold Masters, page F-17

28.   Please provide a description of the acquiree and the primary reasons for the combination as required by FASB ASC 805-10-50-2(a) and 2(d).

29.   Please present the pro forma revenue and earnings for the combination with Mold Masters as though the business combination occurred as of January 1, 2012 as required by FASB ASC 805-10-50-2(h)(3).

Note 9. Stock-Based Compensation, page F-34

30.   We note that for determining the expected volatility you relied on the volatility of a group of similar companies that are publicly traded. Please provide to us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and how you concluded that each company was similar

to you. Tell us whether you considered industry, stage of life cycle, size, and financial leverage. Refer to FASB ASC 718-10-55-25.

Debt Securities, page II-2

31.   It appears words are missing from the first sentence. Please revise. Please also reconcile the dates on which you issued debt, as disclosed here, with the dates disclosed on pages 71-72.

Exhibits

32.   Please file the "incremental amendment" dated March 31, 2014, as disclosed on page 130.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: Alexander D. Lynch, Esq.
        Heather L. Emmel, Esq.